ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Financial Results for the Second Quarter Ended June 30, 2012

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New substantial contracts signed following the closing of the second quarter provide good visibility for the remainder of the year;

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Company updates annual revenue guidance

Burlington, MA, July 25, 2012 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the second quarter ended June 30, 2012.

For the second quarter ended June 30, 2012, total revenues were $22.5 million, up 9% from $20.7 million in the second quarter of 2011, in line with the pre-announcement. Net income for the second quarter of 2012 was $0.1 million, or $0.00 per fully diluted share, compared to net income of $2.6 million, or $0.08 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $1.0 million, or $0.03 per fully diluted share, compared to $3.5 million, or $0.11 per fully diluted share, for the same period last year.

Software license revenues for the second quarter of 2012 were $6.3 million, up 4% compared to software license revenues of $6.1 million for the same period last year. Service and maintenance revenues were $16.2 million, up 11% compared to service and maintenance revenues of $14.6 million in the same period last year.

Gross profit in the second quarter of 2012 was $12.7 million, or 57% of revenues, compared to $13.5 million, or 65% of revenues, in the same period last year.

Net cash used in operating activities was $1.1 million during the second quarter of 2012. After paying a cash dividend of $2.5 million, cash, cash equivalents and short and long-term investments at the end of the second quarter of 2012 were $49.9 million, a decrease of $4.3 million compared to the end of the first quarter of 2012.

Management Commentary

“Despite macro-economic conditions in Europe and timing issues of specific contracts that affected our revenues in the first half of the year, we expect annual revenues to be close to our original guidance estimates. As announced earlier this month, right after the close of the second quarter we signed a major multi-million dollar contract. This contract, together with our healthy pipeline, provide good visibility for the remainder of the year, and keep us confident in our ability to execute our growth strategy,” said Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “As a whole, demand in the workforce management and enterprise mobility market remains strong, as evidenced by the significant number of prospects in our pipeline expressing interest in our mobility offering. In particular, more than half of the opportunities generated in our pipeline during the second quarter contain our mobility solution. We are optimistic about our growth in the second half of 2012 and beyond,” Dr. BenBassat concluded.

Outlook

The Company now believes that revenues for 2012 will be in the range of $98 to $103 million, representing about 13% to 18% growth over 2011. This is slightly below the previously provided guidance for annual revenues in the range of $100 to $105 million in 2012.

Cash Dividend

ClickSoftware also announced today that on July 23, 2012, its Board of Directors approved the distribution of a $0.08 per share dividend to be paid on August 22, 2012 to all shareholders of record as of the close of business on August 8, 2012. The dividend will be paid net of any required tax. The Company does not have a formal policy governing the amounts and payment of dividends, and the declaration and payment of future dividends, if any, is at the discretion of the Company’s Board of Directors.

Annual Shareholders Meeting

ClickSoftware also reported that at its Annual Shareholders Meeting held on June 28, 2012, all items on the agenda as set forth in the proxy statement furnished on Form 6-K with the U.S. Securities and Exchange Commission on May 16, 2012, were approved.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5900).

About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including our outlook for full year 2012 revenues, the possibility of future dividends, visibility into future periods and pipeline, growth opportunities in the workforce management and enterprise mobility markets, winning new business and future success in the area of mobility and cloud. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	June 30, 2012		June 30, 2011
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$6,307	28%	$6,066	29%
Services	16,175	72%	14,601	71%
Total revenues	22,482	100%	20,667	100%
Cost of revenues:
Software license	640	3%	374	2%
Services	9,115	41%	6,823	33%
Total cost of revenues	9,755	43%	7,197	35%
Gross profit	12,727	57%	13,470	65%

Operating expenses:
Research and development costs, net	2,979	13%	2,291	11%
Selling and marketing expenses	7,403	33%	6,083	29%
General and administrative expenses	2,255	10%	1,761	9%
Total operating expenses	12,637	56%	10,135	49%

Operating income	90	0%	3,335	16%
Interest income, net	27	0%	(46)	0%
Net income before taxes	$117	1%	$3,289	16%
Tax expense, net	44	0%	690	3%
Net income	$73	1%	$2,599	13%

Net earnings per ordinary share:
Basic	$0.00		$0.08
Diluted	$0.00		$0.08
Shares used in computing basic net income per share	31,545,346		30,873,416
Shares used in computing diluted net income per share	32,867,492		32,652,099

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Six Months Ended
	June 30, 2012		June 30, 2011
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$12,725	29%	$13,518	34%
Services	31,605	71%	26,449	66%
Total revenues	44,330	100%	39,967	100%
Cost of revenues:
Software license	1,565	4%	1,031	3%
Services	17,599	40%	13,702	34%
Total cost of revenues	19,164	43%	14,733	37%
Gross profit	25,166	57%	25,234	63%

Operating expenses:
Research and development costs, net	5,650	13%	4,152	10%
Selling and marketing expenses	14,737	33%	11,595	29%
General and administrative expenses	4,197	9%	3,366	8%
Total operating expenses	24,584	55%	19,113	48%

Operating income	582	1%	6,121	15%
Interest income, net	226	1%	(22)	0%
Net income before taxes	$808	2%	$6,099	15%
Tax expense, net	34	0%	1,252	3%
Net income	$774	2%	$4,847	12%

Net earnings per ordinary share:
Basic	$0.02		$0.16
Diluted	$0.02		$0.15
Shares used in computing basic net income per share	31,479,942		30,767,584
Shares used in computing diluted net income per share	32,925,309		32,376,192

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,923	$14,683
Deposits	24,437	28,243
Marketable securities	10,896	10,945
Trade receivables, net	21,631	23,378
Deferred taxes	590	540
Other receivables and prepaid expenses	2,932	2,610
Total current assets	74,409	80,399
LONG TERM ASSETS
Property and equipment, net	4,461	3,873
Deposits	596	1,093
Other receivables and prepaid expenses	121	233
Deferred taxes	680	550
Intangible assets, net	752	1,166
Goodwill	1,572	1,572
Severance pay funds	1,801	1,746
Total long term assets	9,983	10,233
Total Assets	$84,392	$90,632

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$11,725	$13,608
Dividend payable	-	2,536
Deferred revenues	7,668	9,529
Total current liabilities	19,393	25,673

LONG TERM LIABILITIES
Accrued severance pay	4,187	3,847
Deferred taxes liability	240	180
Deferred revenues	1,342	1,828
Total long term liabilities	5,769	5,855
Total liabilities	25,162	31,528
SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	132	131
Additional paid-in capital	86,091	84,383
Accumulated deficit	(26,951)	(25,200)
Accumulated other comprehensive income	1	(167)
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	59,230	59,104
Total Liabilities and shareholders' equity	$84,392	$90,632

ClickSoftware Technologies Ltd. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited, In thousands)

	Six Months Ended
	June 30, 2012	June 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$774	$4,847
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	1,008	690
Amortization of deferred compensation	1,232	712
Amortization of acquired intangible assets	415	404
Severance pay, net	285	288
Gain on marketable securities	(71)	(43)
Other	3	10
Changes in operating assets and liabilities:
Trade receivables	1,747	(2,206)
Deferred taxes	(120)	750
Other receivables	(42)	(199)
Accounts payable and accrued expenses	(1,883)	(246)
Deferred revenues	(2,347)	2,642
Net cash provided by operating activities	$1,001	$7,649

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(1,600)	(976)
Decrease (increase) in deposits	4,303	(8,116)
Investments in marketable securities	(725)	(4,743)
Proceeds from sale of marketable securities	845	3,133
Net cash provided by (used in) investment activities	$2,823	$(10,702)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(5,061)	(2,476)
Employee options exercised	477	1,218
Net cash used in financing activities	$(4,584)	$(1,258)

DECREASE IN CASH AND CASH EQUIVALENTS	(760)	(4,311)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,683	25,749
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$13,923	$21,438

ClickSoftware Technologies Ltd. SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS (Unaudited. In thousands, except per share amounts)

	Three Months Ended
	June 30, 2012		June 30, 2011
	$	% of Revenues	$	% of Revenues

GAAP Net income	$73	0%	$2,599	13%
Share-based compensation (1)	684		401
Amortization of intangible assets (2)	174		202
Deferred taxes	40		310
Non-GAAP Net income	$971	4%	$3,512	17%

GAAP Earnings per share (diluted)	$0.00		$0.08
Share-based compensation	0.02		0.01
Amortization of intangible assets	0.01		0.01
Deferred taxes	0.00		0.01
Non-GAAP Earnings per share (diluted)	$0.03		$0.11

(1) Share-based compensation:
Cost of services	82		58
Research and development costs, net	64		49
Selling and marketing expenses	156		110
General and administrative expenses	382		184
	$684		$401

(2) Amortization of intangible assets:
Cost of revenues	144		173
Research and development costs, net	30		29
	$174		$202

ClickSoftware Technologies Ltd. SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS (Unaudited. In thousands, except per share amounts)

	Six Months Ended
	June 30, 2012		June 30, 2011
	$	% of Revenues	$	% of Revenues

GAAP Net income	$774	2%	$4,847	12%
Share-based compensation (1)	1,232		712
Amortization of intangible assets (2)	415		404
Deferred taxes	(120)		750
Non-GAAP Net income	$2,301	5%	$6,713	17%

GAAP Earnings per share (diluted)	$0.02		$0.15
Share-based compensation	0.04		0.02
Amortization of intangible assets	0.01		0.01
Deferred taxes	0.00		0.03
Non-GAAP Earnings per share (diluted)	$0.07		$0.21

(1) Share-based compensation:
Cost of services	141		97
Research and development costs, net	113		83
Selling and marketing expenses	273		187
General and administrative expenses	705		345
	$1,232		$712

(2) Amortization of intangible assets:
Cost of revenues	355		345
Research and development costs, net	60		59
	$415		$404